As filed with the Securities and Exchange Commission on
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

RADIENT PHARMACEUTICALS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0413161 (I.R.S. Employer Identification No.)

2492 Walnut Avenue, Suite 100
Tustin, California  92780-7039
(714) 505-4460
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas C. MacLellan, President
Radient Pharmaceuticals Corporation
2492 Walnut Avenue, Suite 100
Tustin, California  92780-7039
(714) 505-4460
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:

Louis E. Taubman, Esquire
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 2000
New York, NY, 10004
Tel: (917) 512-0827
Fax: (212) 202-6380

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to rule 462(e) under the Securities Act, check the following box:   ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount registered(1)	Proposed maximum offering price per share(1)(2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Stock issuable upon conversion of Convertible Notes, $0.001 par value per share	18,281,250	$0.64	$11,700,000	$1,358.37
Common Stock issuable upon exercise of Warrants	27,421,875	$0.64	$17,550,000	$2,037.56

Total	45,703,125		$29,250,000	$3,395.93

(1)
The Registrant is registering, as required pursuant to that certain registration rights agreement dated January 30, 2011, 130% of the number of shares of common stock issuable upon conversion of convertible notes and exercise of warrants.  Pursuant to Rule 416(a) under the Securities Act of 1933, the shares being registered hereunder include such indeterminate number of additional shares of common stock as may be issuable by the registrant with respect to the shares being registered hereunder as a result of application of the adjustment provisions in the warrants, stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low sales prices of the registrant’s common stock on February 7, 2011 as listed on the NYSE Amex.

(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on the proposed maximum aggregate offering price of all securities listed.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

RADIENT PHARMACEUTICALS CORPORATION

45,703,125 SHARES
OF COMMON STOCK

This prospectus relates to shares of common stock of Radient Pharmaceuticals Corporation (formerly, AMDL, Inc.) that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 45,703,125 shares of our common stock, which will be issued to the selling stockholders only if and when they convert the notes and exercise warrants held by them.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the NYSE Amex, in private, negotiated transactions or a combination of such methods. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we will receive gross proceeds of up to approximately $15.2 million from the exercise of outstanding warrants by the selling stockholders, if and when they are exercised.

On February 7, 2011, there were  100,231,886 shares of common stock outstanding. Our common stock is listed on the NYSE Amex and traded under the symbol “RPC.” On February 7, 2011, the closing price of our common stock on the NYSE Amex was $0.63 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at page 12 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February [ ], 2011

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not, and the selling stockholders have not, authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in either this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

Dealer Prospectus Delivery Obligation

Until [  ], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    Except where the context requires otherwise, in this prospectus, “Radient Pharma,” “RPC,” “company,” “we,” “us,” and “our” refer to Radient Pharmaceuticals Corporation, a Delaware corporation, and its subsidiaries.

ABOUT FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus and the documents we have filed with the SEC that are incorporated herein by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management.

Words such as “may,” “might,” “should,” “anticipate,” “estimate,” “expect,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our ability to conduct clinical trials of our product candidates and the results of such trials, our preclinical studies, as well as risks and uncertainties relating to future capital needs, government regulation and third-party reimbursement, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, dependence on our collaborators, litigation and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors” and contained in any supplements to this prospectus, and in our most recent annual report on Form 10-K/A, as revised or supplemented by our most recent quarterly report on Form 10-Q, as well as any amendments thereto, as filed with the SEC and which are incorporated herein by reference.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated herein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors,” and the other information incorporated by reference into this prospectus. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this registration statement.

Our Company

Radient Pharmaceuticals Corporation is a vertically integrated pharmaceutical company with the following distinct business divisions or units:

●	Manufacturer and Distributor of Onko-Sure™, a Proprietary In-Vitro Diagnostic (IVD) Cancer Test; and

●	Owner of a Cancer Therapeutics Technology.

Our Revised Strategic Focus

Until September 2009, we were focused on the production and distribution of pharmaceutical products through our subsidiaries located in the People’s Republic of China. We have recently refocused our business on the development, manufacture and marketing of advanced, pioneering medical diagnostic products, including our Onko-Sure™ a proprietary In-Vitro Diagnostic (“IVD”) Cancer Test. During the third and fourth quarter of 2009, we repositioned various business strategies in order to monetize the value of these assets through either a new partnership, separate IPO’s or sale. These special assets include: (i) our 98% non-controlling ownership interest in China-based pharmaceuticals business, Jade Pharmaceuticals Inc. (JPI); and, (ii) our 100% ownership of a proprietary cancer vaccine therapy technology: Combined Immunogene Therapy (“CIT”). We currently employ approximately 11 people, all located in California at our corporate headquarters.

Until September 2009, we operated in China through our then wholly owned subsidiary, JPI. JPI engages in the manufacture and distribution of generic and homeopathic pharmaceutical products and supplements, as well as cosmetic products. JPI manufactures and distributes its products through two wholly-owned Chinese subsidiaries, Jiangxi Jiezhong Bio-Chemical Pharmacy Company Limited (“JJB”) and Yangbian Yiqiao Bio-Chemical Pharmacy Company Limited (“YYB”). However, JPI sold its interest in YYB in June 2009 and during the quarter ended September 30, 2009; we deconsolidated JPI due to the inability to exercise significant influence of its operations (See below). In connection with the deconsolidation, the Company has reclassified the China pharmaceutical manufacturing and distribution business (conducted through JPI’s subsidiary) as a business investment, rather than a consolidated operating subsidiary of the Company.

On September 25, 2009, we changed our corporate name from “AMDL, Inc.” to “Radient Pharmaceuticals Corporation,” because we believe Radient Pharmaceuticals as a brand name has considerable market appeal and reflects our new corporate direction and branding statements.

We are now primarily engaged in the research, development, manufacturing, sale and marketing of our Onko-Sure™ a proprietary IVD Cancer Test in the United States, Canada, China, Chile, Europe, India, Korea, Taiwan, Vietnam and other markets throughout the world.

We manufacture and distribute our proprietary Onko-Sure™ cancer test kits at our licensed manufacturing facility located at 2492 Walnut Avenue, Suite 100, in Tustin, California. We are a United States Food and Drug Administration (“USFDA”), GMP approved manufacturing facility. We maintain a current Device Manufacturing License issued by the State of California, Department of Health Services, Food and Drug Branch. For the nine months ended September 30 2010, we generated approximately $117,000 in the sales of the Company’s Onko-Sure™ IVD cancer diagnostic test kits, which is a decrease of approximately 15% in sales of this product over the same period for 2009. We believe, subject to receipt of adequate financing, revenues from Onko-Sure™ will significantly increase from 2010 levels in 2011 due to the creation of distribution agreements which are anticipated to increase sales of the IVD cancer diagnostic test kit in markets throughout the world.  In addition to increasing our distribution network, we are also negotiating partnership agreements with laboratories certified under the Clinical Laboratory Improvement Act (“CLIA”) which will purchase Onko-Sure™ test kits for in-house use.  However, the success of the Company’s distribution strategy for this product in 2011 is dependent upon a number of factors. Accordingly, we may not be able to implement our distribution strategy at the rate we anticipate which will have a material adverse effect on anticipated 2010-2011 revenues.

Monetization of the Value of JPI

We and the management of JPI have recently developed a new strategy to monetizing the value of JPI. This new strategy focuses around JPI acquiring a well-managed China-based pharmaceuticals manufacturing and marketing company, wherein the acquired company’s management would take over operations of the combined companies.  JPI is moving forward with its plans to obtain financing, complete a reverse merger, list on a senior U.S. stock exchange, and acquire Shanxi BaoTai Pharmaceutical Co., Ltd. (“BaoTai”) — a privately owned pharmaceutical manufacturing company located in Taiyuan, China.    JPI’s intentions are to acquire BaoTai through a nontaxable merger of business assets and combine the companies into a single cancer-centric pharmaceutical company focused on developing, manufacturing and commercializing novel, high-growth cancer pharmaceutical products.  JPI and BaoTai are currently engaged in due diligence for the proposed merger and believe all closing conditions will be satisfied or waived and the deal completion to close during the first quarter of 2011.

Although a non-binding letter of intent regarding the merger plans has been executed, no definitive agreements regarding the merger have been reached at this time. Should the acquisition not occur, JPI will need to restructure their plans for monetization.

On February 2, 2011, JPI received $900,000 in bridge financing, which will be used to underwrite legal and accounting expenses associated with the anticipated merger between JPI and BaoTai and reverse merger process.

As part of the deconsolidation of JPI as of September 29, 2009, we agreed to exchange loans and advances to JPI totaling $5,350,000 for a 6% convertible promissory note from JPI. There are risks and uncertainties related to the collectability of these amounts and, as a result, we recorded a 50% loan loss reserve at the time of the deconsolidation. Also, there are risks and uncertainties of our investment in JPI and, as a result, as of September 30, 2009, we determined that an impairment charge of approximately $2,700,000 was necessary.

ONKO-SURE™ IN-VITRO DIAGNOSTICS

Onko-Sure™ Kit

Our Onko-Sure™  in vitro diagnostic test enables physicians and their patients to effectively monitor and/or detect solid tumor cancers by measuring the accumulation of specific breakdown products in the blood called Fibrin and Fibrinogen Degradation Products (FDP).  Onko-Sure TM  is a simple, non-invasive blood test used for the detection and/or monitoring of 14 different types of cancer including: lung, breast, stomach, liver, colon, rectal, ovarian, esophageal, cervical, trophoblastic, thyroid, malignant lymphoma, and pancreatic. Onko-Sure™  can be a valuable diagnostic tool in the worldwide battle against cancer, the second leading cause of death worldwide. Onko-Sure™  serves the IVD cancer/oncology market which, according to Bio-Medicine.org, is growing at an 11% compounded annual growth rate.

Onko-Sure™  is sold as a blood test for cancer in Europe (CE Mark certified), India, Taiwan, Korea, Vietnam, and in Chile (research use); approved in the U.S.  for the monitoring of colorectal cancer (CRC); approved in Canada (by Health Canada) for lung cancer detection and lung cancer treatment monitoring; and in many key markets, has the significant potential to be used as a general cancer screening test.

The product is manufactured at our Tustin, California based facilities and is sold to third party distributors, who then sell directly to Clinical Laboratory Improvement Amendments certified reference laboratories in the United States as well as clinical reference labs, hospital laboratories and physician operated laboratories in the international market.

Through distributors, we have had limited sales of these test kits outside the United States. We have developed the next generation version of the Onko-Sure™  test kit, and in 2009, we entered into a collaborative agreement with the Mayo Clinic to conduct a clinical study to determine whether the new version of the kit can lead to improved accuracy in the detection of early-stage cancer.

Our Onko-Sure™ cancer test kits are currently sold in the form of a 96 well test plate, which, after standards are applied, 43 individual tests can be run in duplicate. These tests are typically run in a reference laboratory with test results determined by using a micro-titer reading analyzer. Results are sent to the attending physician who then relays those results to the patient. Typically, a patient can receive results within 3-5 days from the blood draw date.

Because the Onko-Sure™  test kit is a non-invasive blood test, there are no side effects of the administration of the test. As with other cancer diagnostic products, false positive and false negative test results could pose a small risk to patient health if the physician is not vigilant in following up on the Onko-Sure™  test kit results with other clinically relevant diagnostic modalities. While the Onko-Sure™  test kit is helpful in diagnosing whether a patient has cancer, the attending physician needs to use other testing methods to determine and confirm the type and kind of cancer involved.

        On July 8, 2009, we changed the brand name of our in vitro diagnostic cancer test from DR-70 to the more consumer friendly, trademarked brand name “Onko-Sure™,”   which we believe communicates it as a high quality, innovative consumer cancer test. We are also installing a new tag line — “The Power of Knowing” — which communicates to cancer patients and their physicians that the test is effective in assessing whether a patient’s cancer is progressing during treatment or is in remission.

Due to the our strategic focus, we now intend to license or sell off our Elleuxe brand of cosmetic products that were originally developed by JPI in 2008, based upon their HPE anti-aging therapeutic products.  We have reformulated these products for international markets under the brand name Elleuxe.  The Elleuxe family of products is a therapeutic, high-end skin care line based on the active ingredient “Elleuxe Protein” – our proprietary active ingredient that offers cell renewing properties designed to minimize the appearance of aging.

New Corporate and Product Brand Launch

       On August 22, 2009, the Company, received stockholder approval in order to change its name to Radient Pharmaceuticals Corporation (“Radient Pharma”).  The Company’s name was changed on September 25, 2009 and shortly thereafter the Company posted a new corporate website under the new name at  www.radient-pharma.com .

Research and Development

During the three months ended September 30, 2010, we incurred $45,874 on research and development costs related to the Onko-Sure  TM , as compared to $91,213 for the same period in 2009. During the nine months ended September 30, 2010, we spent $340,689 on research and development related to the Onko-Sure  TM  , as compared to $516,676 for the same period in 2009. These expenditures were incurred as part of the Company’s efforts to improve the existing Onko-Sure  TM  and develop the next generation Onko-Sure  TM  .

     During the nine months ended September 30, 2010 the majority of research and development expenses incurred were to fund a validation study to determine if Onko-Sure™ can be utilized as a general cancer screen for 10 to 20 different cancers in a CLIA laboratory developed test environment.

Expenditures for research and development grew during the fourth quarter of 2010, and will probably continue to grow during the first half of 2011 because of:

•	Additional staff and consultants needed to support a sale growth expected as a results of marketing activities started in 2010;
•	Additional costs involved with consultants and the research conducted with CLIA Laboratories to expand on the clinical utility of Onko-SureTM;
•	Costs necessary to conduct additional clinical studies;
•	Additional collaboration costs to cover validation of this product for other types of cancers worldwide; and,
•	Additional consultant costs to get a current procedural terminology (“CPT”) code for the test to be covered by insurance policies.

China-based Integrated Pharmaceuticals Operations

China Pharmaceutical Manufacturing and Distribution

Prior to September 2009, we manufactured and distributed generic and homeopathic pharmaceutical products and supplements as well as cosmetic products in China through a wholly owned subsidiary, JPI and JPI’s two wholly owned subsidiaries, Jiangxi Jiezhong Bio-Chemical Pharmacy Company Limited (“JJB”) and Yangbian Yiqiao Bio-Chemical Pharmacy Company Limited (“YYB”).

In  June 2010, JPI’s management decided to shift their product base to concentrate on the manufacture and distribution of cancer centric products, specifically JPI’s Domperidone tablets. As a result, revenues from JPI’s HPE based products (GoodNak), which were originally forecasted to contribute substantively to top line revenue, were eliminated in the current forecast. Revenues from this shift in product mix will not immediately be realized because cancer centric products require more time to produce revenues due to the difficulty in penetrating a market space with competing products.

    Due to several factors, including deterioration in its relationship with local management of JPI, we relinquished control over JPI. Effective September 29, 2009, we agreed to exchange our shares of JPI for 28,000,000 non-voting shares of preferred stock, which represents 100% of the outstanding preferred shares, exchanged $730,946 in salaries and related interest, accrued by us as of September 29, 2009, into 730,946 shares of JPI’s common stock, relinquished all rights to past and future profits, surrendered our management positions and agreed to a non-authoritative minority role on its board of directors. Because of the loss in control in JPI, effective September 29, 2009, we changed our accounting for our investment in JPI from consolidation to the cost method of accounting. Although, we maintain significant economic ownership in JPI, based on our evaluation of the Company’s lack of ability to influence, lack of a role in policy and decision making, no significant planned intercompany activity, among other things, we concluded that it would not be appropriate to account for such investment in consolidation or under the equity method of accounting.  We recorded a loss on deconsolidation of $1,953,516 in connection with the transaction.

The deconsolidation of JPI and its subsidiary, JJB, materially and adversely affected the Company’s 2009 and 2010 earnings and sales.   There can be no assurance that we will ever realize any significant value from the Company’s interest in JPI and JJB.

     Despite the deconsolidation of JPI, we still believe JPI has a promising future. We anticipate that we may be able to sell off a portion or all of our ownership in JPI and JJB during the next 24 months; alternatively we would seek an exit from our investment at or after any public listing. We also could retain all or a portion of our remaining equity stake in JPI, if ownership continues to look promising. The goal is to gain the best valuation possible for this strategic asset. Additionally, we believe that JPI’s business and brand recognition make it a potential buyout target.

Discontinued Operations and Dispositions

      On January 22, 2009, the board of directors authorized management to sell the operations of YYB. We classified the assets, liabilities, operations and cash flows of YYB as discontinued operations for all periods presented.

The sale of YYB was completed in June 2009. Shares in YYB along with rights to certain land and land use rights were transferred to the buyer (an individual) in consideration of:

●	The forgiveness of amounts owed to YYB from JJB; and

●	The buyer of YYB has contractually agreed to pay off the balance of the 16 million RMB ($2,337,541 USD) obligation secured by a mortgage on certain land owned by JJB.

Facilities

The SFDA requires that all facilities engaged in the manufacture of pharmaceutical products obtain GMP certification. In February 2008, JJB’s GMP certification expired for the small volume parenteral solutions injection plant lines that were engaged in manufacturing the Company’s HPE injectible product, Goodnak, and all other small volume parenteral solutions. JJB ceased small volume parenteral solutions operations at this facility while undertaking $1.5 million in modifications necessary to bring the facility and its operations into compliance. The renovations were completed and JJB resumed operation of the parenteral small injectible lines in the second quarter of 2009.

JJB was notified by the Chinese Military Department of its intent to annex one of JJB’s plants that is located near a military installation. The proposed area to be annexed contains the facilities that are used to manufacture large and small volume parenteral solutions, including the production lines for which JJB is attempting to obtain GMP certification. Discussions regarding annexation are proceeding and JJB expects that it will be compensated fairly for the transfer of the facility upon annexation. JJB intends to find a new single center site in Jiangxi Province, China to relocate its operations.

For purposes of reporting the results of discontinued operations, JPI had assumed that all products previously manufactured and sold by YYB were sold with the business. JPI may have to spend significant time and resources finding, building and equipping the new location and restarting the relocated operations. In addition, such new facilities will need to obtain GMP certification for all manufacturing operations.

Marketing and Distribution

JJB has established a marketing program consisting of sales managers and a network of distributors who market JJB’s products.

JJB sells directly to hospitals and retail stores and indirectly to other customers through distributors. One primary distributor has 29 retail outlets throughout China. JJB is developing educational programs for hospitals, doctors, clinics and distributors with respect to JJB’s product lines. These educational programs are intended to improve sales and promotion of JJB’s products.

New Beauty Formulations of the HPE-Based Anti-Aging Product

During 2008, JJB finalized the formulations of the following HPE-based cosmetic products. These new products consist of capsules and an easy-to-apply lotion version and are marketed under the trade name “Nalefen Skin Care”. These new products complement JJB’s existing high quality injectible and extract formulations. Additionally, JJB has contracted with YiBo to develop a capsule version of the Goodnak product. JJB plans to sell both products through both new and existing distribution channels within the Henan, Sichuan, Guizhou, Shanxi, Xinjiang, Gansu, Hunan, Zhejiang, Fujian, Liaoning and Heilongjiang Provinces of China. Together these regions have a combined population of more than 376 million people.

Distribution Channels for Beauty Product Lines

 Distribution contracts which were in place during 2008 for the sale of HPE products have expired and JJB has not renewed the agreements. As a result, revenue in the third quarter of 2009 was adversely impacted. At this time, JJB does not anticipate the new lotion formulations will also be sold through these same distributors. JPI’s management has indicated that they have developed various new distribution relationships with more reliable distributors that will be selling their HPE solutions in the future.

However, in addition to China, RPC believe that some of the beauty products from JJB will be good candidates for export to the North American and South American markets. RPC has completed the reformulation of the China based formula and will submit to a US laboratory to be tested for safety and effectiveness. In conjunction with the testing, RPC is collaborating with an industry specialist to develop a unique packaging scheme for the market.

The Current Chinese Economic and Market Environment

JPI operates in a challenging economic and regulatory environment that has undergone significant changes in technology and in patterns of global trade. The current economic and market environment in China is uncertain. In addition, China’s health care spending is projected to increase by nearly 40% to $17.3 billion, with a government proposal to bring universal healthcare to 90% of its 1.3 billion citizens by 2011, as reported by the American Free Press. While this data appears promising, the proposal, however, could result in additional controls over the pricing of certain drugs which could, in turn, negatively impact JJB’s business prospects in China and the carrying amount of production rights acquired from YiBo.

Cancer Therapeutics

In 2001, we acquired a proprietary cancer vaccine combination immunogene therapy technology “CIT”. A U.S. patented technology (patent issued May 25, 2004). CIT is intended to build the body’s immune system and destroy cancer cells.   On April 1, 2010, we entered into an exclusive five year collaboration agreement with Jaiva Technologies, Inc. to beging the commercialization of CIT within India.  The goal of that collaboration agreement is to promote the commercialization of CIT by reaching out to clinical laboratories, hospitals, physicians and patients as well as create one or more clinical trials.  We are also currently engaged in litigation regarding certain intellectual property and equitable interests in the technology.

The Offering

Issuer	Radient Pharmaceuticals Corporation.

Selling Stockholders	Investors of the private financing we closed on January 31, 2011.

Securities offered by Selling Stockholders
 45,703,125 shares of common stock, which represents 130% of the sum of: (i) the number of shares of common stock underlying Convertible Notes in the principal aggregate amount of $8,437,500; (ii) the number of shares underlying Series A Warrants; and (iii) the number of shares underlying the Series B Warrants issued to the selling stockholders.

Use of Proceeds
We will not receive any of the proceeds from the sale of the shares of common stock sold from time to time under this prospectus by the selling stockholders. We may receive proceeds in connection with the exercise of warrants for the underlying shares of our common stock, which may in turn be sold by the selling stockholders under this prospectus. We intend to use any proceeds from the exercise of warrants for working capital, research and development and other general corporate purposes.

Warrants
The exercise price of the Series A Warrants is $0.67 per shares and the exercise price of the Series B Warrants is $0.8175 per share; all of the warrants expire five (5) years after the earliest of: (i) July 2016; (ii) the date that the Common Stock ceases to be listed or quoted on the Principal Market (as that term is defined in the Warrants) and (iii) the date that the Company obtains Principal Market Stockholder Approval (as that term is defined in the Warrants), or if such day is a holiday as determined pursuant to the Warrants, on the next day that is not such a holiday.

Notes	The conversion price of the Notes is initially $0.60 per share, subject to adjustment and mature on December 1, 2011, unless further extended at the Note holder’s option as set forth in the Notes.

Registration of Underlying Shares
The common stock underlying the Notes, and the Series A and Series B warrants are being registered for resale hereunder. Currently, there is no public market for the warrants, and we do not expect that any such market will develop. Neither the Notes nor the warrants will not be listed on any securities exchange or included in any automated quotation system.

Risk Factors
An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors.”

NYSE Amex symbol	“RPC”

RISK FACTORS

  Investing in our securities involves risk. The prospectus supplement applicable to each offering of our securities will contain a discussion of the risks applicable to an investment in our Company. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed below and under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K/A, as revised or supplemented by our most recent quarterly report on Form 10-Q, each of which are on file with the SEC and are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

Limited product development activities; our product development efforts may not result in commercial products.

     We intend to continue to pursue State Food and Drug Administration (“SFDA”) approval of the ONKO-SURE™ test kit and licensing of our CIT technology. We are limited in the number of additional products we can develop at this time. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like the ONKO-SURE™ test kit or the CIT technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the SFDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.

     Of course, there may be other factors that prevent us from marketing a product such as the availability of sufficient cash to develop and market the product. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval in multiple jurisdictions for a product varies by jurisdiction and by product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.

JPI’s operations in China involve significant risk.

     JPI’s operations in China are conducted as Wholly Foreign Owned Entity (“WFOE”) in China. Risks associated with operating as a WFOE include unlimited liability for claims arising from operations in China and potentially less favorable treatment from governmental agencies in China than if operated through a joint venture with a Chinese partner.

     JPI’s Chinese operations are subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in China and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law. Compliance with changes in law may require JPI to incur additional expenditures or could impose additional regulation on the prices charged for its pharmaceutical products, which could have a material impact on JPI’s financial position, results of operations and cash flows and ultimately impair our investment in JPI.

     The Chinese government has the right to annex or take facilities it deems necessary. Currently, a portion of JJB’s facility that produces large and small volume parenteral solutions has been identified for annexation by the Chinese Military Department. The outcome of this event cannot be predicted at this time, but if the Chinese government takes this facility, although JPI expects that JJB will be compensated fairly for the facility, JJB will have to spend significant time and resources finding another location and restarting those operations in another area. JPI intends to consolidate JJB and any operations related to product lines retained after the sale of YYB in a single facility in a new location. This may in turn negatively affect the ability to monetize our investment in JPI. Any such new location will need to obtain GMP certification. Such annexation, or the threat of such annexation, may also negatively impact our ability to monetize our investment in JPI, affect the timing of any public listing in China, and negatively impact JPI’s results of operation and financial condition, and ultimately impair our investment in JPI.

     The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. Historically, the Chinese government has benchmarked the RMB exchange ratio against the U.S. dollar, thereby mitigating the associated foreign currency exchange rate fluctuation risk; however, no assurances can be given that the risks related to currency deviations of the RMB will not increase in the future. Additionally, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.

Our independent registered public accounting firm has included a going concern paragraph in their report on our financial statements.

     While our independent registered public accounting firm expressed an unqualified opinion on our consolidated financial statements, our independent registered public accounting firm did include an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern due to our significant operating loss in 2009, our negative cash flows from operations through December 31, 2009 and our accumulated deficit at December 31, 2009. Our ability to continue as an operating entity currently depends, in large measure, upon our ability to generate additional capital resources. In light of this situation, it is not likely that we will be able to raise equity. While we seek ways to continue to operate by securing additional financing resources or alliances or other partnership agreements, other than the exercise of outstanding warrants, we do not at this time have any other commitments or agreements which provide for additional capital resources. Our financial condition and the going concern emphasis paragraph may also make it more difficult for us to maintain existing customer relationships and to initiate and secure new customer relationships.

Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.

     We manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the USFDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration) and the SFDA in China as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The USFDA and foreign regulatory agencies have substantial discretion to terminate any clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.

Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the CIT technology.

     We are engaged in litigation with AcuVector and with the Governors of the University of Alberta (“University”) over our CIT technology. We believe both actions are without merit. We believe that we will be able to settle these cases during the second quarter of 2011. Yet, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for developing or licensing the CIT technology will be significantly impaired.

The value of intangible assets may not be equal to their carrying values.

     Our intangible asset is the CIT technology, which we acquired from Dr. Chang in August 2001. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, we are required to evaluate the carrying value of this asset, including the related amortization periods. Whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable, we determine whether there has been impairment by comparing the anticipated undiscounted cash flows from the operation and eventual disposition of the product line with its carrying value. If the undiscounted cash flows are less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of this intangible asset with its fair value. Fair value is generally based on either a discounted cash flows analysis or market analysis. Future operating income is based on various assumptions, including regulatory approvals, patents being granted, and the type and nature of competing products.

     Patent approval for eight original claims related to the CIT technology was obtained in May 2004 and a continuation patent application was filed in 2004 for a number of additional claims. No regulatory approval has been requested for our CIT technology and we may not have the funds to conduct the clinical trials which would be required to obtain regulatory approval for our CIT technology. Accordingly, we entered into a five-year collaboration agreement to create one or more clinical trials that would lead to gaining governmental approval in the country of India. If our CIT technology is unable to pass the clinical trials required to obtain regulatory approval, or if regulatory approvals or patents are not obtained or are substantially delayed, or other competing technologies are developed and obtain general market acceptance, or market conditions otherwise change, our CIT technology and other intangible technology may have a substantially reduced value, which could be material. As intangible assets represent a substantial portion of assets in our consolidated balance sheet, any substantial deterioration of value would significantly impact our reported consolidated financial position and our reported consolidated operating results.

If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.

     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents.

We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.

     We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.

We have limited sales of the ONKO-SUREtm test kit and are reliant on our distributors for sales of our products.

     Virtually all of our operating revenues in the U.S, came from the sale of ONKO-Sure™ to distributor research users in foreign markets or from sales to a few domestic customers of certain OEM products. Historically, we have not received any substantial orders from any of our customers or distributors of ONKO-SURE™ test kits. For the year ended December 31, 2009, virtually all of our U.S. revenues were derived from sales of ONKO-SURE™ test kits to our distributors. However, in 2009 our U.S. sales of Onko-Sure TM substantially increased in comparison to prior years. To maintain exclusive rights in assigned territories, distribution partners must provide product marketing, sales management, logistics support and meet contractual product minimums. Failing that, it is the Company’s prerogative to downgrade distribution partners to non-exclusive status or terminate agreements. Although our distributor network is increasing, any projection of future orders or sales of ONKO-SURE™ test kits is unreliable. In addition, the amount of ONKO-SURE™ test kits purchased by our distributors can be adversely affected by a number of factors, including market challenges of commercializing a recently approved biotech product, budget cycles and the amount of resources available for marketing programs, demand creation activities, and outreach to appropriate healthcare professionals and targeted markets.

We have a significant amount of relatively short term indebtedness that is in default and we may be unable to satisfy our obligations to pay interest and principal thereon when due.

As of February 7, 2011, we have the following approximate amounts of outstanding short term indebtedness:

(i)	Accounts payable of approximately $420,000;
(ii)
Approximately $2.0 million senior unsecured promissory notes bearing interest at 18% per annum and were due on November 15, 2010, payable quarterly in cash, portions of which principal were due in December 2010 and the balance of the principal and unpaid interest is due at varying dates through 2012;

(iii)	Approximately $4.7 million represented by a series of 18% Convertible Notes which are due at various dates in March and April 2012;
(iv)	Approximately $55,000 convertible notes bearing interest at 18% per annum and were due on November 15, 2010; and,
(v)	Approximately $8.4 million in convertible promissory notes issued with approximately 11.11% original issue discount which are due at various times beginning on March 1, 2011.

We obtained stockholder approval to restructure and convert a significant portion of the indebtedness referred to in (ii) through (iv) above; however, there can be no assurance that such indebtedness will be restructured or converted into equity, which is at the debt holder’s discretion.   Absent full conversion of these debts or the receipt of a new financing or series of financings, our current operations do not generate sufficient cash to pay the interest and principal on these obligations when they become due. Accordingly, there can be no assurance that we will be able to pay these or other obligations which we may incur in the future.

We are subject to risks associated with our foreign distributors.

     Our business strategy includes the continued dependence on foreign distributors for our ONKO-SURE™ test kits. To date, we have not been successful in generating a significant increase in sales for ONKO-SURE™ test kits through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates; (ii) compliance with local laws and other regulatory requirements; (iii) restrictions on the repatriation of funds; (iv) inflationary conditions; (v) political and economic instability; (vi) war or other hostilities; (vii) overlap of tax structures; and (viii) expropriation or nationalization of assets. The inability to manage these and other risks effectively could adversely affect our business.

If we fail to comply with the rules under the Sarbanes-Oxley Act related to accounting controls and procedures or if the material weaknesses or other deficiencies in our internal accounting procedures are not remediated, our stock price could decline significantly.

     Section 404 of the Sarbanes-Oxley Act required annual management assessments of the effectiveness of our internal controls over financial reporting commencing December 31, 2007.

     Our management has concluded that the consolidated financial statements included in our Annual Report on Form 10-K/A as of December 31, 2009 and 2008 and for the two years ended December 31, 2009, fairly present in all material respects our consolidated financial condition, results of operations and cash flows in conformity with accounting principles generally accepted in the U.S.

     Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 and 2008 based on the control criteria established in a report entitled Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2009 and 2008. During its evaluation, as of December 31, 2009 our management identified material weaknesses in our internal control over financial reporting and other deficiencies as described in Item 9A. As a result, our investors could lose confidence in us, which could result in a decline in our stock price.

     We are taking steps to remediate our material weaknesses, as described in Item 4 of our Quarterly Report on Form 10-Q for the period ended September 30, 2010, which is incorporated herein by reference.  If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude in the future that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could decline significantly. In addition, we cannot be certain that additional material weaknesses or other significant deficiencies in our internal controls will not be discovered in the future.

We have limited product liability insurance.

     We currently produce products for clinical studies and for investigational purposes. We are producing our products in commercial sale quantities, which will increase as we receive various regulatory approvals in the future. There can be no assurance, however, that users will not claim that effects other than those intended may result from our products, including, but not limited to claims alleged to be related to incorrect diagnoses leading to improper or lack of treatment in reliance on test results. In the event that liability claims arise out of allegations of defects in the design or manufacture of our products, one or more claims for damages may require the expenditure of funds in defense of such claims or one or more substantial awards of damages against us, and may have a material adverse effect on us by reason of our inability to defend against or pay such claims. We carry product liability insurance for any such claims, but only in an amount equal to $2,000,000 per occurrence, and $2,000,000 aggregate liability, which may be insufficient to cover all claims that may be made against us.

We have incurred significant losses and may never generate profits.

       We incurred net losses of $11,946,784 and $5,130,325 for the three months ended September 30, 2010 and 2009, respectively, and net losses to $38,420,688 and $14,916,974 for the nine months ended September 30, 2010 and 2009, respectively, and had an accumulated deficit of $90,859,241 at September 30, 2010.  Losses from the deconsolidation of our China pharmaceutical operations increased our accumulated losses and stockholders’ deficit.  There can be no assurance that we will ever be able to achieve our sales goals or earn a profit.

We may not be able to continue to operate our business if we are unable to attract additional operating capital.

The current level of our revenues is not sufficient to finance our operations on a long-term basis. Accordingly, our ability to continue to conduct business and operations is substantially dependent on our ability to rapidly raise additional capital to: (i) finance the costs of additional research and development of  our Onko-Sure™  cancer test kit (ii) expand sales and the marketing of new and existing products;  (iii) fund ongoing selling, general and administrative expenses of our business; and (iv) afford the costs of being a public company. If we do not receive additional financing, we will likely be unable to increase sales of  our Onko-Sure™ IVD Cancer Test Kits or otherwise support our operating cash needs.  In such event we may no longer be able to meet our cash needs in the U.S. to enable us to pay our continuing obligations when due or to continue to operate our business.  In such event, we may be required to seek protection under the U.S. bankruptcy laws.

We cannot guarantee that the merger between JPI and BaoTai will occur, therefore hindering our path to monetize JPI.

     Our deconsolidated subsidiary JPI is seeking to acquire BaoTai through a nontaxable merger of business assets and combine the companies into a single cancer-centric pharmaceutical company.  This could significantly increase the value of JPI.  Although, JPI and BaoTai are currently engaged in due diligence for the proposed merger and although a non-binding letter of intent has been executed, no definitive agreements nor definitive terms have been reached at this time.  Should the acquisition not occur, JPI will need to re-structure their plans for monetization.

If we cannot cure our noncompliance issues with the NYSE Amex and successfully appeal their notice to delist our common stock from their exchange, our common stock will be delisted from the NYSE Amex.

On December 23, 2009, we received notice from the NYSE Amex LLC stating that we are not in compliance with Section 1003(a)(iv) of the Exchange's Company Guide. Specifically, after reviewing of our Form 10-Q for the period ended September 30, 2009, the Exchange staff opined that we have sustained losses which are so substantial in relation to our overall operation or our existing financial resources, or our financial condition has become so impaired that it appears questionable, as to whether we will be able to continue operations and/or meet our obligations as they mature.  As a result, we became subject to the procedures and requirements of Section 1009 of the Company Guide. To maintain our NYSE Amex listing, we submitted a plan to the Exchange on January 22, 2010, advising the Exchange that we intend to regain compliance with Section 1003(a)(iv) of the Company Guide by June 23, 2010. After reviewing the plan, the Exchange determined that we made a reasonable demonstration of an ability to regain compliance with the continued listing standards and they therefore granted us an extension to regain compliance with Section 1003(a)(iv) by June 23, 2010.  Since such date, the Company has updated the NYSE Amex with their progress and compliance and the Exchange granted us until January 8, 2011 to submit an update to our plan.  We submitted an update on January 14, 2011.  On January 25, 2011, the Exchange sent us a delisting notice stating their determination and belief that we did not make progress consistent with the plan and remain non-compliant with Sections 1003(a)(i), 1003(a)(ii), 1003(a)(iii), 1003(a)(iv) and 704 of the Company Guide,  and therefore, our securities are subject to immediate delisting proceedings.  Pursuant to our rights under the Company Guide, we have requested a hearing before a Listing Qualifications Panel to explain our position that we should not be delisted and should remain a listed company on the Exchange.

Pursuant to Section 1203(c) of the Amex Company Guide, our securities shall remain listed until the Amex determines that it is in the public’s best interest to suspend the trading of our securities or until the Panel makes its decision after the hearing.  If our appeal is unsuccessful, our shares of common stock will be delisted from the Exchange.  The delisting will not affect your ownership interest in our common stock; however, we will then attempt to list our shares of common stock on the OTCBB or pink sheets, and listing on such lower exchange may negatively impact our stock.

Our publicly filed reports are subject to review by the SEC, and any significant changes or amendments required as a result of any such review may result in material liability to us and may have a material adverse impact on the trading price of the Company’s common stock.

        The reports of publicly traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements, and the SEC is required to undertake a comprehensive review of a company’s reports at least once every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. We could be required to modify, amend or reformulate information contained in prior filings as a result of an SEC review. Any modification, amendment or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of the Company’s common stock.

Deconsolidation Risks

 During the second quarter of 2009 our management became aware of internal management disputes in China that resulted in the deterioration of both operational and financial controls by JPI’s management over the operating entity JJB. We have entered into a definitive binding agreement and deconsolidated our China based operations. We intend to reduce our ownership of JPI over the next 24 months.  The deconsolidation of JPI materially and adversely affected our 2009 and 2010 earnings and sales.  We recorded a loss from the deconsolidation of JPI and JJB in the amount of $1,953,516 for the nine months ended September 30, 2009.  In addition, there can be no assurance that we will ever realize any value from our equity interest in JPI and JJB.

Risks Relating to Our Securities

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other stockholders wanted it to occur.

Our executive officers, directors, and principal stockholders own, in the aggregate, approximately 6.10% of our outstanding common stock at February 7, 2011.  These stockholders are able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.  This could delay or prevent an outside party from acquiring or merging with us even if our other stockholders wanted it to occur.

There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities.

There is currently only a limited public market for our common stock, which is listed on the NYSE Amex and there can be no assurance that a trading market will develop further or be maintained in the future.   During the month of January 2011, our common stock traded an average of approximately 11.1 million shares per day.  As of February 7, 2011 the closing bid price of our common stock was $0.63 per share.  As of February 7, 2011, we had approximately 802 stockholders of record of our common stock , not including shares held in street name.  In addition, during the past two years our common stock has had a trading range with a low price of $0.22 per share and a high price of $2.19 per share.

The outstanding warrants may adversely affect us in the future, causing dilution to existing stockholders and adversely affecting our stock price and financing abilities.

As of February 7, 2011, there are 41,355,920 warrants and options outstanding.  The terms of these warrants expire as early as September 2010 and as late July 2016.  The exercise price of these warrants and options range from $0.28 per share to $4.74 per share, subject to adjustment in certain circumstances.  Exercise of the warrants and options may cause dilution in the interests of other stockholders as a result of the additional common stock that would be issued upon exercise.  In addition, sales of the shares of our common stock issuable upon exercise of the warrants could have a depressive effect on the price of our stock, particularly if there is not a coinciding increase in demand by purchasers of our common stock.  Further, the terms on which we may obtain additional financing during the period any of the warrants remain outstanding may be adversely affected by the existence of these warrants as well.  Additionally, the existence of, and/or exercise of all or a portion of these securities, create a negative and potentially depressive effect on our stock price because investors recognize that they “over hang” the market at this time.

Our common stock may be considered a “penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is less than $5.00 per share and, therefore, it may be designated as a “penny stock” according to SEC rules.  This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities.  These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

The market for penny stocks has experienced numerous frauds and abuses which could adversely impact investors in our stock.

Penny stocks are frequent targets of fraud or market manipulation.  Patterns of fraud and abuse include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.

We have not paid dividends in the past and do not expect to pay dividends in the future.

We have never paid any cash dividends on our common stock and do not anticipate paying any regular scheduled cash dividends on our common stock in the foreseeable future.  We plan to retain any future earnings to finance and support our growth strategy.

Until this registration statement is declared effective, we will be subject to liquidated damages.

Pursuant to the financing we closed on January 31, 2011, pursuant to which we are required to file this registration statement, we are required to have this registration statement declared effective by the SEC by March 31, 2011, or May 2, 2011 in the event that this registration statement is subject to a full review by the SEC.  We must also keep this registration statement continuously effective at all times until the earlier of (i) the date as of which the selling stockholders may sell all of the shares issuable pursuant to the Offering without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the 1933 Act or (ii) the date on which the investors have sold all of the shares issuable pursuant to the Offering.  The failure to meet these deadlines constitutes an event of default under the notes issued pursuant to the Offering and cash Penalties in an amount equal to one and one-half percent (1.5%) of the aggregate purchase price paid by an investor for the number of securities that was supposed to included in the applicable registration statement.

Our stock price is volatile, which could adversely affect your investment.

     Our stock price, like that of other international bio-pharma and/or cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:

•	clinical trial results;

•	product development announcements by us or our competitors;

•	regulatory matters;

•	announcements in the scientific and research community;

•	intellectual property and legal matters;

•	broader industry and market trends unrelated to our performance;

•	economic markets in Asia; and

•	competition in local Chinese markets where JPI sells it’s product.

     In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.

DESCRIPTION OF OFFERING

Private Placement of Convertible Notes and Warrants

On January 31, 2011, we closed a private financing with gross proceeds of $7,500,000 with 5 accredited investors pursuant to a securities purchase agreement.  Net proceeds from the financing are approximately $6,820,000. Pursuant to the securities purchase agreement, we issued Convertible Promissory Notes in the aggregate principal amount of $8,437,500 (the “Notes”), at a purchase price of $888.88 for each $1,000 of principal amount of Notes, which are initially convertible into an aggregate of 14,062,500 shares of our common stock (“Note Shares”) and the Buyers also received: (i) Series A Warrants (“Series A Warrants”) to purchase an aggregate of 14,062,500 shares of our common stock  (“Series A Warrant Shares”) at an initial exercise price of $0.67 per share and (ii) Series B Warrants (“Series B Warrants,” together with the Series A Warrant, the Warrants’) to purchase an aggregate of 7,031,250 shares of our common stock (the “Series B Warrant Shares,” together with the Series A Warrant Shares, the “Warrant Shares”) at an initial exercise price of $0.8175  per share.  Each of the Warrants has a term of five (5) years from the date the Warrants are initially exercisable.  In connection with the financing, our management and directors agreed not to sell any of our securities owned by them, their affiliates or anyone they have influence over, until the registration statement has been effective for thirty days.

Pursuant to the terms of the securities purchase agreement, we are required to have a stockholder meeting no later than April 30, 2011 seeking stockholder approval for (x) the issuance of all Note Shares and Warrant Shares without any restrictions or limitations pursuant to the NYSE Amex and (y) an increase in our authorized shares of common stock to 400,000,000 (“Stockholder Approval”).  Prior to obtaining Stockholder Approval we are required to reserve that number of shares of our common stock which represents 100% of the Notes Shares and the Series A Warrant Shares; after obtaining Stockholder Approval, we are required to reserve that number of shares of our common stock which represents 130% of the shares of common stock issuable upon conversion of the Notes and exercise of the Warrants. Failure to obtain Stockholder Approval by the required dates constitutes an event of default under the Notes.

Pursuant to the securities purchase agreement, for so long as any Notes or Warrants remain outstanding, we cannot issue or sell any rights, warrants or options to subscribe for or purchase shares of our common stock or directly or indirectly convertible into or exchangeable or exercisable for shares of our common stock at a price which varies or may vary with the market price of our common stock, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable conversion price of the Notes or the then applicable exercise price of the Warrants.  For so long as any Notes or Warrants are outstanding, unless or until we have received Stockholder Approval, we shall not take any action if the effect of such action would be to cause the exercise price of the Warrants or the conversion price of the Notes to be reduced or to cause the number of Note Shares or Warrant Shares to be increased.  For so long as any Notes are outstanding, neither we nor our subsidiaries shall incur any debt, other than trade payables incurred in the ordinary course of business consistent with past practice, certain unsecured indebtedness incurred by the Company that is made expressly subordinate to the Notes, and in connection with certain scheduled transactions contemplated by our subsidiaries.

The Notes mature on December 1, 2011 and are convertible at any time at the Buyers’ option; however the Notes cannot be converted if such conversion would result in a Buyer beneficially owning more than 4.99% of our outstanding common stock.  We are required to pay a certain portion of the Note (“Installment Amount”) back on the first day of each month during the term of the Note, beginning on March 1, 2011, and we have the option to pay the Installment Amount in shares of our common stock, if certain conditions as set forth in the Note are met, in cash or in any combination of shares of our common stock and cash.  The Installment Amount for each Note is equal to the lesser of (A) the product of (i) $843,750 multiplied by (ii) a Buyer’s pro rata portion of all of the Notes sold pursuant to the financing and (B) the outstanding principal amount under such Buyer’s Note as of such payment date.  If we elect to pay any portion of the Installment Amount in cash, we have to pay an amount in cash equal to 100% of the applicable redemption amount; if we fail to do so, the Buyer has the right to require us to convert all or any portion of such amount owed into shares of common stock at the then current conversion price.  If we elect to pay any portion of the Installment Amount in shares of common stock, then we are required to issue such number of shares of our common stock equal to the quotient of the formula set forth in the Note.  Upon the occurrence of an event of default under the Note, a or a Change of Control – as that term is defined in the Note, the Buyer has the right to force us to redeem all or any portion of such Buyer’s Note in cash at a price equal to 125% of the greater of (x) the amount of the Note sought to be redeemed and (y) the product of (A) the quotient of the amount sought to be redeemed divided by the then current conversion price and (B) the greatest closing sale price of our common stock on any trading day during the period beginning on the date immediately preceding (y) in the event of an event of default, such event of default, or (x) in the event of Change of Control, the earlier to occur of (1) the consummation of the Change of Control and (2) the public announcement of such Change of Control, and ending on the date the Buyer delivers redemption notice.

The Warrants are initially exercisable upon the earlier of: (i) the six month anniversary after the closing of the financing, (ii) the date that our common stock ceases to be listed or quoted on the NYSE Amex and (ii) the date that we obtain Stockholder Approval. At any time following six months after the closing, if the Company's stock price is at or above 200% of the initial exercise price of a Warrant and certain other conditions are met, we can force the Buyers to exercise up to 50% of the then unexercised portion of that Warrant.  The Warrants cannot be exercised if such exercise would result in a Buyer beneficially owning more than 4.99% of our outstanding common stock.

The conversion price of the Notes and exercise price of the Warrants are each subject to adjustment if we issue additional shares of our common stock or securities convertible or exercisable into shares of our common stock at a price below the conversion price or exercise price, respectively, as well as upon subdivision or combination of our common stock and other events similar to the aforementioned events.  Upon any antidilution adjustment of the exercise price of the Warrants, the number of Warrant Shares issuable upon exercise of such Warrants will be proportionately increased.  The exercise price of the Warrants is also subject to further adjustment pursuant to other specified events in the Warrant.

We also entered into a Registration Rights Agreement with the Buyers pursuant to which we are required to file this registration statement by February 9, 2011 providing for the resale of 130% of the shares of common stock issuable upon conversion of the Notes and exercise of the Warrants, although certain exceptions to the amount required to be registered at any one time as a result of certain securities laws are contained in the registration rights agreement.  We are also required to have the registration statement declared effective within 60 days after the closing of this financing (or 90 days if there is a full review by the Securities and Exchange Commission).  We are also required to keep the registration effective at all times until the earlier of (i) the date as of which the Buyers may sell all of the Note Shares and Warrant Shares without restriction or limitation pursuant to Rule 144 of the Securities Act of 1933, as amended and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated thereunder or (ii) the date on which the Buyers shall have sold all of the Note Shares and Warrant Shares required to be registered under the Registration Rights Agreement.  If we fail to file the registration statement by the required date, have it effective by the required date or maintain the effectiveness as required, that we shall be required to pay to the Buyers an amount in cash equal to 1.5% of the purchase price for the Note Shares and Warrant Shares included in the applicable registration statement.  Such amount shall be due on the date of such failure and every 30 days thereafter for which the failure is not cured and if the payments are not made on time, they shall bear interest at the rate of 1.5% per month.

A copy of the Form of Securities Purchase Agreement, Form of Note, Form of Warrant and Registration Rights Agreement are incorporated herein by reference as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively on the Form 8-K filed by the Company on January 31, 2011.  The description of the transactions contemplated by such agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the exhibits filed herewith and incorporated herein by reference.

Reedland Capital Partners, an Institutional Division of Financial West Group, member FINRA/SIPC, served as the placement agent and financial advisor in connection with this financing.  In connection with this financing, we paid cash compensation to Reedland in the amount of $500,000 and issued them warrants to purchase up to an aggregate of 839,552 shares of our common stock warrants at an exercise price of $0.67 per share.  Each of Reedland’s warrants are exercisable for a period of 5 years.  We are required to register the shares underlying the warrants issued to Reedland once all of the shares underlying the Notes and Warrants issued to the investors of the Offering are registered in an effective registration statement and therefore such shares are not included in this registration statement; provided however, that we are not required to register the Reedland warrant shares once such shares can be sold pursuant ot Rule 144 of the Securities Act of 1933, as amended.  We also incurred additional fees associated with the financing in the amount of $100,000 to Brighton Capital, and $80,000 to Kingsbrook Partners.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares issuable upon the exercise of any of the warrants or upon conversion of the notes into shares of our common stock.  We may however receive proceeds from the issuance of shares of our common stock upon the exercise of any of these warrants. We intend to use any proceeds from the exercise of the warrants for working capital and other general corporate purposes. Only the shares of our common stock, issuable upon exercise of the warrants are being offered under this prospectus by the selling stockholders. There is no assurance that any or all of the warrants will ever be exercised.

We received approximately $6,820,000 in net proceeds from the Offering.  If all of the warrants issued pursuant to the Offering are exercised in cash, of which there can be no guarantee, we may receive up to a total of $15,169,922.

The gross proceeds from the issuance of the notes and any proceeds received from the exercise of the warrants have been and will be used as set forth in the table below.

The following table represents estimates only.  The actual amounts may vary from these estimates.

Use of Funds	Net Funds Received from Sale of the Notes (in millions)	Net Funds To Be Received from Exercise of Warrants (in millions)

Research & Development	$1.0	$1.5
Working Capital	$5.8	$13.7

Total	$6.8	$15.2

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the convertible notes and upon exercise of the warrants.  For additional information regarding the issuance of those convertible notes and warrants, see "Private Placement of Convertible Notes and Warrants" above.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except for the ownership of the convertible notes and the warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years, although any prior relationship is disclosed in the footnotes to the table below.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes and warrants, as of February 7, 2011, assuming conversion of all convertible notes and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions, redemptions or exercises.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least 130% of the sum of (i) the maximum number of shares of common stock issuable pursuant to the convertible notes (assuming a conversion price equal to $0.60 (subject to adjustment for stock splits, stock dividends, reclassifications, reorganizations, recapitalizations, combinations, reverse stock splits or other similar events)) as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, and (ii) the maximum number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.  The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes and the warrants, a selling stockholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants which have not been exercised.  The number of shares in the second column does not reflect this limitation.  The selling stockholders may sell all, some or none of their shares in this offering.  See "Plan of Distribution."

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
Kingsbrook Opportunities Master Fund LP (1)	12,890,625		16,757,813	0
Bristol Investment Fund, Ltd. (2)	11,718,750		15,234,375	0
Iroquois Master Fund, Ltd. (3)	7,399,951	(4)	7,617,188	1,540,576
Cranshire Capital, L.P. (5)	5,132,847	(6)	5,179,687	1,148,472
Freestone Advantage Partners, L.P (7)	893,628	(8)	914,062	190,503

(1)
Kingsbrook Partners LP (“Kingsbrook Partners”) is the investment manager of Kingsbrook Opportunities Master Fund LP (“Kingsbrook Opportunities”) and consequently has voting control and investment discretion over securities held by Kingsbrook Opportunities. Kingsbrook Opportunities GP LLC (“Opportunities GP”) is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities. KB GP LLC (“GP LLC”) is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC. Each of Kingsbrook Partners, Opportunities GP, GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(2)
Bristol Capital Advisors, LLC (“BCA”) is the investment advisor of Bristol Investment Fund, Ltd. (“Bristol”).  Paul Kessler is the manager of BCA and as such has voting and investment control over the securities held by Bristol.  Mr. Kessler disclaims beneficial ownership of these securities.

(3)
Iroquois Capital Management L.L.C (“Iroquois Capital”) is the investment manager or Iroquois Master Fund, Ltd. (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF.  As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF.  Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(4)
In addition to the shares of common stock underlying the Notes and Warrants IMF received pursuant to the Offering, IMF maintains a promissory note convertible in up to 1,518,111 shares of our common stock and a warrant exercisable into 22,465 shares of our common stock pursuant to the private financing we closed on April 8, 2010.

(5)
Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

(6)
In addition to the shares of common stock underlying the Notes and Warrants Cranshire received pursuant to the Offering, an aggregate of 1,027,298 shares underlie convertible notes and warrants Cranshire received pursuant to the private financing we closed on April 8, 2010 and April 26, 2010 (the “2010 Financings”) and they own an additional 121,174 shares of our common stock.

(7)
Downsview Capital, Inc. (“Downsview”) is the investment manager for a managed account of Freestone and consequently has voting control and investment discretion over securities held in such account. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares held in such account which are being registered hereunder.

(8)
In addition to the shares of common stock underlying the Notes and Warrants Freestone  received pursuant to the Offering, an aggregate of 161,369 shares underlie convertible notes and warrants Freestone received pursuant to the 2010 Financings and they own an additional 29,134 shares of our common stock.

Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with us or any of our subsidiaries within the past three years and possess sole voting and investment power with respect to the shares shown.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the convertible notes and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $4,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Leser Hunter Taubman & Taubman, New York, New York.

EXPERTS

Our consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2009 have been audited by KMJ Corbin & Company LLP, an independent registered public accounting firm, and have been incorporated in this prospectus by reference in reliance upon the report of KMJ Corbin & Company LLP pertaining to such consolidated financial statements and upon the authority of such firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the SEC. Our reports and other information filed pursuant to the Securities Exchange Act of 1934 may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports and other information regarding registrants that file electronically with the SEC. The address of the SEC’s Web site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. Copies of the registration statement and the exhibits are on file with the SEC and may be obtained from the SEC’s Web site or upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the registration statement and its exhibits.  Information located on, or accessible through, our website is not incorporated into this filing unless this filing specifically indicates otherwise.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (some of which were filed under our former name “AMDL, Inc.”,) except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares:

●	Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2009 filed with the SEC on September 24, 2010;

●	Registrant’s Current Report on Form 8-K dated filed with the SEC on April 16, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on April 28, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on June 11, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on July 12, 2010;

●	Registrant’s Current Report on Form 8-K/A filed with the SEC on July 13, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on July 20, 2010;

●	Registrant’s Current Report on Form 8-K/A filed with the SEC on August 12, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on September 7, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on October 5, 2010;

●	Registrant’s Current Report on Form 8-K/A filed with the SEC on October 8, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on October 15, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on November 2, 2010;

●	Registrant’s Current Report on Form 8-K/A filed with the SEC on November 3, 2010;

●	Registrant’s Current Report on Form 8-K/A filed with the SEC on November 3, 2010;

●	Registrant’s Current Report on Form 8-K/A filed with the SEC on December 7, 2010;

●	Registrant’s Current Report on Form 8-K filed with the SEC on January 7, 2011;

●	Registrant’s Current Report on Form 8-K filed with the SEC on January 24, 2011

●	Registrant’s Current Report on Form 8-K filed with the SEC on January 26, 2011;

●	Registrant’s Current Report on Form 8-K filed with the SEC on January 31, 2011;

●	Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2011;

●	Registrant’s Current Report on Form 8-K filed with the SEC on February 4, 2011;

●	Registrant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2010 filed with the SEC on May 24, 2010;

●	Registrant’s Quarterly Report on Form 10-Q/A for the three and six months ended June 30, 2010 filed with the SEC on November 9, 2010;

●	Registrant’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010 filed with the SEC on November 22, 2010; and

●	The description of the Registrant’s common stock contained in its Registration Statement on Form 8-A12B filed with the SEC on September 21, 2001.

All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this registration statement and prior to the termination of the Offering, shall also be deemed to be incorporated by reference into this prospectus.

We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: Radient Pharmaceuticals Corporation, 2492 Walnut Avenue, Suite 100, Tustin, California 92780-7039, Attention: Akio Ariura, Chief Operating Officer, Telephone (714) 505-4460.

PART II

INFORMATION NOT REQUIRED
IN PROSPECTUS

Item 14. Itemized Statement of Expenses.

The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration Fee	$3,396
Legal Fees and Expenses	15,000	*
Accounting Fees and Expenses	7,000	*
Printing Fees and Expenses	500	*
Miscellaneous	400
Total	$26,296

*Estimated as permitted under Rule 511 of Regulation S-K

Item 15. Indemnification of Directors and Officers.

Delaware law and  our Certificate of Incorporation and Bylaws provide that we shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

Radient Pharmaceuticals’ directors, officers, agents and employees are entitled to indemnification by each of the Selling Stockholders against any losses arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Registration Statement and the prospectus contained herein made in reliance upon written information furnished to us by such Selling Stockholder for use in this Registration Statement or the prospectus.

We have also entered into indemnification agreements with its directors whereby we have agreed to indemnify and hold them harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to the Company to the maximum extent permitted by Delaware law. Radient Pharma believes that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

We also maintain a directors and officers insurance policy with aggregate limits of $2,000,000 pursuant to which our directors and officers are insured against liability for certain actions in their capacity as directors and officers.

Item 16. Exhibits.

The exhibits to this Registration Statement are listed in the Index to Exhibits included elsewhere in this Registration Statement.

 Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however,   that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California on February 9, 2011.

RADIENT PHARMACEUTICALS CORPORATION

By:	/s/ Douglas C. MacLellan
Douglas C. MacLellan, President

POWER OF ATTORNEY

Each director whose signature appears below constitutes and appoints Douglas C. MacLellan and Akio Ariura, or either of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting onto said attorneys-in-fact agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in an about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on  February 9, 2011.

Signature	Title

/s/ Douglas C. Maclellan	President, Chief Executive Officer and Director
DOUGLAS C. MACLELLAN	(Principal Executive Officer)

/s/ Akio Ariura	Chief Financial Officer (Principal Financial Officer and
AKIO ARIURA	Principal Accounting Officer)

/s/ Michael Boswell
MICHAEL BOSWELL	Director

/s/ Minghui Jia
MINGHUI JIA	Director

/s/ Dr. Robert Beart
ROBERT BEART	Director

INDEX TO EXHIBITS

Exhibit

5.1	*Opinion and Consent of Leser, Hunter, Taubman & Taubman

23.1	*Consent of Leser, Hunter, Taubman & Taubman (included in Exhibit 5.1)

23.2	*Consent of KMJ Corbin & Company LLP

24.1	*Power of Attorney (included on the original signature page of this Registration Statement)

*           Filed herewith